SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G6470A 10 8

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6470A 10 8	Schedule 13 G

1	NAME OF REPORTING PERSON Tigerstep Developments Limited (“Tigerstep”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                31,240,000 common shares, which consist of (i)

                31,000,000 common shares and (ii) American depositary

                shares that represent 240,000 common shares. Tigerstep

                may be deemed to have sole voting power with respect to

                these shares. Bamei Li may also be deemed to have sole

                voting power with respect to the above shares.

6 SHARED VOTING POWER 0

  7    SOLE DISPOSITIVE POWER

                31,240,000 common shares, which consist of (i)

                31,000,000 common shares and (ii) American depositary

                shares that represent 240,000 common shares. Tigerstep

                may be deemed to have sole dispositive power with respect

                to these shares. Bamei Li may also be deemed to have sole

                dispositive power with respect to the above shares.

8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,240,000 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.4%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G6470A 10 8	Schedule 13 G

1	NAME OF REPORTING PERSON Bamei Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                31,240,000 common shares, which consist of (i)

                31,000,000 common shares and (ii) American depositary

                shares that represent 240,000 common shares, held by

                Tigerstep, a company solely owned and controlled by

                Bamei Li. Tigerstep may also be deemed to have sole

                voting power with respect to the above shares.

6 SHARED VOTING POWER 203,039 common shares (See Item 4)

  7    SOLE DISPOSITIVE POWER

                31,240,000 common shares, which consist of (i)

                31,000,000 common shares and (ii) American depositary

                shares that represent 240,000 common shares, held by

                Tigerstep, a company solely owned and controlled by

                Bamei Li. Tigerstep may also be deemed to have sole

                dispositive power with respect to the above shares.

8 SHARED DISPOSITIVE POWER 203,039 common shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,443,039 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON IN

ITEM 1	(a).	NAME OF ISSUER:

New Oriental Education & Technology Group Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 6 Hai Dian Zhong Street,
Haidian District, Beijing 100080,
People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Tigerstep Developments Limited

Bamei Li

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Tigerstep Developments Limited
c/o Michael Minhong Yu No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

Bamei Li c/o Michael Minhong Yu No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Tigerstep Developments Limited – British Virgin Islands

Bamei Li – People’s Republic of China

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

G6470A 10 8

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of December 31, 2008:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tigerstep Developments Limited	31,240,000	20.4%	31,240,000	0	31,240,000	0

Bamei Li	31,443,039	20.6%	31,240,000	203,039	31,240,000	203,039

As of December 31, 2008, Tigerstep Developments Limited, a British Virgin Islands company, was the beneficial owner of 31,240,000 common shares of the Issuer, which consisted of (i) 31,000,000 common shares and (ii) American depositary shares that represent 240,000 common shares. Bamei Li is the sole owner and director of Tigerstep Developments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Bamei Li may be deemed to beneficially own all of the shares held by Tigerstep Developments Limited.

As of December 31, 2008, Capital River Group Limited, a British Virgin Islands company, held 203,309 common shares on behalf of Bamei Li. Bamei Li may be deemed to beneficially own these shares.

Bamei Li and Michael Minhong Yu are mother and son. Michael Minhong Yu may be deemed to have beneficial ownership of the shares held by Bamei Li. Michael Minhong Yu expressly disclaims such beneficial ownership of the shares beneficially owned by Bamei Li.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

Tigerstep Developments Limited	By:	/s/ Bamei Li
	Name:	Bamei Li
	Title:	Director

Bamei Li	/s/ Bamei Li
Bamei Li

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement